SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                                 Fuel-Tech N.V.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    359523107
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                PAGE 2 of 5


CUSIP No. 359523107

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Morgens, Waterfall, Vintiadis & Co., Inc.
                             132674766
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           New York
------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                           1,000,000
SHARES         ---------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           0
OWNED BY       ---------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           1,000,000
REPORTING      ---------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           0
------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                           1,000,000
------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                           5.1%
------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
                                           IA
------------------------------------------------------------------------

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Schedule 13G                                                PAGE 3 OF 5


CUSIP No. 359523107

ITEM 1(a).  NAME OF ISSUER:
              Fuel-Tech N.V.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              Castorweg 22-24, Curacao, Netherlands Antilles

ITEM 2(a).  NAME OF PERSON FILING:
              Morgens, Waterfall, Vintiadis & Co., Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
              The business address of Morgens, Waterfall, Vintiadis &
              Co., Inc. is 600 Fifth Avenue, 27th Floor, New York NY 10020.

ITEM 2(c).  CITIZENSHIP:
              New York

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
              common stock, par value $.01

ITEM 2(e).  CUSIP NUMBER:
              359523107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E)

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

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Schedule 13G                                                 PAGE 4 OF 5


CUSIP No. 359523107

           (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                           [ ]

ITEM 4.  OWNERSHIP.
         Morgens, Waterfall, Vintiadis & Co., Inc. ("MWV & Co.")
           (a)  Amount beneficially owned: 1,000,000
           (b)  Percent of class: 5.1%
           (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote 1,000,000
                  (ii)   shared power to vote or to direct the vote 0
                  (iii) sole power to dispose or to direct the disposition of 1,000,000
                  (iv)   shared power to dispose or to direct the disposition
                         0

             MWV & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
            This Schedule 13G is filed by MWV & Co. with respect to Common Stock purchased by MWV & Co. on behalf of MWV & Co.'s investment advisory clients. There is no agreement or understanding among such clients to act together for the purpose of acquiring, holding, voting or disposing of any such securities. Each such client has the right to receive or the power to direct the receipt of dividends from, or the

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Schedule 13G                                                 PAGE 5 OF 5


CUSIP No. 359523107

            proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in
            Item 2(d).


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
            By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2002


                                    /s/
                                    -----------------------------
                                    John C. Waterfall,
                                    as President, on behalf of
                                    Morgens, Waterfall, Vindiatis
                                    & Co., Inc.